September 19, 2024

Matthew McGahan
Chief Executive Officer
Lottery.com Inc.
5049 Edwards Ranch Rd., 4th Floor
Fort Worth, Texas 76109

       Re: Lottery.com Inc.
           Registration Statement on Form S-1
           Filed September 4, 2024
           File No. 333-281925
Dear Matthew McGahan:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. Your Plan of Distribution disclosure on page 78 appears to indicate you are conducting the primary component of this offering on a best-efforts, no minimum basis. Please revise the cover page to disclose the information required by Item 501(b)(8) of Regulation S-K.
2. The first reference to the resale offering on the cover page discloses that the registration statement covers the resale of up to 4,405,384 shares of common stock. Subsequent cover page disclosure and disclosure on the selling shareholder table indicate that it covers up to 5,970,854 shares of common stock. Please revise to reconcile this and any other similar inconsistencies.
3. You disclose here that you will offer 50 million shares of common stock at $3.00 per share. On page 4, you state that the "actual offering price per share will be as determined by us based on market conditions at the time of pricing" and "[t]herefore, the assumed public offering price used throughout this prospectus may not be indicative of the final
 September 19, 2024
Page 2

       offering price." Please revise to disclose that the offering price will be fixed for the duration of this offering or advise.
Plan of Distribution, page 78

4. You disclose here that you are "offering [y]our Common Stock on a best-efforts basis directly from the Company or through placement agents we may later identify."
       Please clarify whether you intend to engage a placement agent prior to the effectiveness of this registration statement. Additionally, confirm your understanding that a post-effective amendment to this registration statement would be required if you add a placement agent after the effectiveness of this registration statement.
5. We note your disclosure here that you are offering your common stock "directly from the
       Company." To the extent your officer or directors will be conducting this offering, please revise your Plan of Distribution section to clarify whether these officers and directors are registered broker-dealers under Section 15 of the Exchange Act or, if not, whether they intend to rely on Rule 3a4-1 of the Exchange Act.
Exhibits

6. We note that certain of the shares included in the resale component of this offering are currently outstanding. Accordingly, please provide a revised legality opinion that states, with respect to the currently outstanding resale shares, that the shares
   are        and not
          shall be        legally issued, fully paid and non-assessable.
Consider Section II.B.2.h of
       Staff Legal Bulletin No. 19.
General

7. We note that Yusufali & Associates, LLC, the auditor of your financial statements included in this registration statement, requested to withdraw from registration with the
       PCAOB on August 26, 2024. As Yusufali & Associates, LLC can no longer perform new audit work, please tell us whether you have engaged a new audit firm at this time and, if so, provide any disclosures required by Item 304 of Regulation S-K.
8. Please tell us if Yusufali & Associates, LLC performed any additional work in connection with the information included in your amended Form 10-Qs for the quarterly periods ended September 30, 2023 and June 30, 2024. If so, please describe the work performed by your auditor.
9. Please include an audit report in this Form S-1 and ensure that it is dated. Separately, we note that the audit report included in Amendment No. 1 to your Form 10-K for the fiscal year ended December 31, 2023 does not include a date. Consider filing an amendment to this Form 10-K to provide a dated audit report.
10. The consent of your auditor, filed as Exhibit 23.1, references a report relating to your financial statements for the period ended June 30, 2024. We did not locate any report in your Form 10-Q for the quarterly period ended June 30, 2024. Please advise.
11. Please have your auditor remove from their consent the incorporation by reference language and to specify that their report relates to their audit of the
company   s restated
       consolidated financial statements as of December 31, 2023 and 2022, and for the years then ended.
 September 19, 2024
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   M. Richard Cutler